SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2013

Woori Finance Holdings Co., Ltd.

(Translation of registrant’s name into English)

203, Hoehyon-dong, 1-ga, Chung-gu, Seoul, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

203 Hoehyondong, 1-ga Chung-gu

Seoul, 100-792 Korea

Tel.822-2125-2211

Fax.822-2125-2293~4

February 27, 2013

To Shareholders:

Convocation Notice of the Annual General Meeting of Shareholders

Notice is hereby given that an Annual General Meeting of Shareholders of the Group will be held as described hereunder and your attendance is cordially requested.

Very truly yours, Pal-Seung Lee Chairman and CEO Woori Financial Group 203, Hoehyon-dong 1-ga, Chung-gu Seoul 100-792, Korea

Description

1. Date and Time	March 22, 2013 9 A.M., Seoul time.

2. Venue	5th floor / Woori Bank, 203, Hoehyon-dong, 1-ga, Chung-gu, Seoul, 100-792, Korea

3. Agenda

A.    Approval of financial statements for the fiscal year 2012

B.    Approval of modifications to the Articles of Incorporation

C.    Appointment of non-standing directors

    C-1    Yong-Man Rhee

    C-2    Doo-Hee Lee

    C-3    Hun Lee

    C-4    John Ji Whan Park

    C-5    Young-Soo Park

    C-6    Hee-Yul Chai

D.    Appointment of candidates for the members of the Audit Committee

    D-1    Yong-Man Rhee

    D-2    Doo-Hee Lee

    D-3    Hun Lee

    D-4    Young-Soo Park

E.    Approval of directors’ compensation limit

Reference Document for the Exercise of Voting Rights

A.	Approval of financial statements for the fiscal year 2012

Please refer to appendix A.

B.	Approval of modifications to the Articles of Incorporation (the “AOI”)

[Note: unless otherwise noted, the modifications below reflect corresponding amendments to relevant sections of the Korean Commercial Code and/or the Model Articles of Incorporation for listed companies as published by the Korea Listed Companies Association.]

1.	Article 2 of the AOI (Business Purpose)

a.	Article 2 will be amended to replace “The purposes of the Company are acquisition and possession of the stock or equity of companies engaging in the financial business or closely related to the conduct of financial businesses, and control or administration and management of subsidiaries, sub-subsidiaries and companies controlled by sub-subsidiaries (hereinafter referred to as the “Subsidiaries”), as well as the following activities which are ancillary to such purposes” with “The purposes of the Company are acquisition and possession of the stock or equity of companies engaging in the financial business or closely related to the conduct of financial businesses, and control or administration and management of Subsidiaries (as defined in Article 4, paragraph 1, subparagraph 2 of the Financial Holding Companies Act, and including subsidiaries, sub-subsidiaries and companies controlled by sub-subsidiaries), as well as the following activities which are ancillary to such purposes.”

2.	Article 8-2 of the AOI (Number and Description of Class Shares -1)

a.	Article 8-2, Paragraph 5 will be amended to replace “In the event where a resolution is adopted not to pay the prescribed dividend with respect to Class Shares, the Class Shares shall be deemed to have voting rights from the shareholders’ meeting following the shareholders’ meeting where such resolution is adopted, until the conclusion of the shareholders’ meeting where a resolution for priority payment of dividend to Class shares is adopted.” with “In the event where a resolution is adopted not to pay the prescribed dividend with respect to Class Shares, the Class Shares shall be deemed to have voting rights from the general meeting of shareholders following the general meeting of shareholders where such resolution is adopted, until the conclusion of the general meeting of shareholders where a resolution for priority payment of dividend to Class shares is adopted.”

3.	Article 11 of the AOI (Stock Option)

a.	Article 11, Paragraph 7 will be amended to replace “Any grantee of the stock option may exercise his/her stock option only after having served the Company for two (2) years or more from the date when the resolution of the General Meeting of Shareholders or Board of Directors provided in the foregoing paragraph 1 has been adopted; provided, however, that in case a grantee of the stock option dies, or retires or resigns due to the mandatory age limit or for any other reasons which are not attributable to such grantee within two (2) years from the date of the above mentioned resolution, the grantee may exercise the stock option within the exercise period.” with “Any grantee of the stock option may exercise his/her stock option only after having served the Company for two (2) years or more from the date when the resolution of the General Meeting of Shareholders or Board of Directors provided in the foregoing paragraph 1 has been adopted; provided, however, that in case a grantee of the stock option dies, or retires or resigns for any reason which is not attributable to such grantee within two (2) years from the date of the above mentioned General Meeting of Shareholders’ or Board of Directors’ resolution, the grantee may exercise the stock option within the exercise period.”

4.	Article 16 of the AOI (Issuance of Bonds)

a.	A new Article 16, Paragraph 3 will be added to stipulate “The Company may register credits in the electronic registration ledger of an electronic registration institution in lieu of issuing bond certificates for the bonds mentioned in Paragraph 1 above.”

5.	Article 32 of the AOI (Term of Directors)

a.	Article 32, Paragraph 1-2 will be amended to become Paragraph 2 and further to replace “The term of office of a director who concurrently holds the position of representative director of a subsidiary shall coincide with the term of office as such representative director; provided, however, that this paragraph shall be applicable only where the term of office as representative director of the subsdiary expires prior to the term of office as a director of the Company.” with “The term of office of a director who concurrently holds the position of representative director of a subsidiary shall coincide with the term of office of such representative director in the event the term of office as representative director of the subsdiary expires prior to the term of office as a director of the Company.”

b.	Article 32, Paragraph 2 will be amended to become Paragraph 3.

c.	Article 32, Paragraph 3 will be amended to become Paragraph 4 and further to replace “Paragraphs 1, 1-2 and 2” with “Paragraphs 1, 2, and 3.”

6.	Article 38 of the AOI (Chairman of the Board of Directors)

a.	Article 38 will be will be amended to replace “The chairman of the Board of Directors shall be elected annually from among the directors by a resolution of the Board of Directors. In the event the elected chairman is not an outside director, a person representing the outside directors shall be separately elected.” with “The chairman of the Board of Directors (the “Chairman”) shall be elected annually from among the directors by a resolution of the Board of Directors. In the event the elected Chairman is not an outside director, a person representing the outside directors shall be separately elected.”

7.	Article 39 of the AOI (Convening of the Board of Directors)

a.	Article 39 will be amended to replace “chairman” with “Chairman”.

8.	Article 43 of the AOI (Renumeration and Severance Pay of Directors)

a.	Article 43, Paragraph 2 will be amended to replace “The severance pay of directors shall be paid in accordance with the Regulations on Payment of Severance Pay for Officers as adopted by the resolution at the General Meeting of Shareholders.” with “The severance pay of directors shall be paid in accordance with the Regulations on Severance Pay for Officers as adopted by the resolution at the General Meeting of Shareholders.”

9.	Article 46 of the AOI (Duties of Audit Committee)

a.	Article 46, Paragraph 6 will be amended to replace “The Audit Committee may request a business report from a subsidiary if it deems such report necessary for performance of its duties. In the event the subsidiary fails to report without delay or it is necessary to confirm the contents of the report, the Audit Committee may inspect the affairs and financial status of the subsidiary.” with “The Audit Committee may request a report of business from a subsidiary if it deems such report necessary for performance of its duties. In the event the subsidiary fails to report without delay or it is necessary to confirm the contents of the report, the Audit Committee may inspect the affairs and financial status of the subsidiary.”

b.	Article 46, Paragraph 6 will be amended to become Paragraph 7.

10.	ADDENDA

a.	ADDENDA (March 22, 2002) will be amended to ADDENDUM 1
b.	ADDENDA (March 31, 2003) will be amended to ADDENDUM 2
c.	ADDENDA (March 30, 2004) will be amended to ADDENDUM 3
d.	ADDENDA (May 18, 2004) will be amended to ADDENDUM 4
e.	ADDENDA (March 28, 2008) will be amended to ADDENDUM 5
f.	ADDENDA (March 27, 2009) will be amended to ADDENDUM 6
g.	ADDENDA (March 26, 2010) will be amended to ADDENDUM 7
h.	ADDENDA (March 30, 2012) will be amended to ADDENDUM 8
i.	ADDENDA 9 will be added to stipulate “These Articles of Incorporation shall become effective as of 22nd of March 2013.

[Note: amendments relating to corresponding amendments to the Korean Commercial Code shall become effective on the effective date of such amendments to the Korean Commercial Code.]

C.	Appointment of non-standing directors

Name (Date of Birth)	Experience	Nominated by	Relationship with Majority Shareholder	Transactions with Company within the past three years	Term

Yong-Man Rhee (Aug. 29, 1933)	- Current) Non-Standing Director, Woori Finance Holdings - Minister, Ministry of Finance	Non-standing Directors Nomination Committee	None	None	1 year

Doo-Hee Lee (Jun. 12, 1957)	- Current) Professor of College of Business Administration, Korea University - President, Korea Advertising Society	Non-standing Directors Nomination Committee	None	None	1 year

Hun Lee (Dec. 8, 1961)	- Current) Co-Head, The Lawyers for Citizens - Attorney, Barun Law	Non-standing Directors Nomination Committee	None	None	1 year

John Ji Whan Park (Feb. 29, 1968)	- Current) Representative Director, Asia Evolution - Goldman Sachs	Non-standing Directors Nomination Committee	None	None	1 year

Young-Soo Park (Feb. 15, 1952)	- Current) Representative Attorney, Law Firm SanHo - Chief Prosecutor, Seoul High Prosecutors’ Office	Non-standing Directors Nomination Committee	None	None	2 years

Hee-Yul Chai (Jan . 23, 1960)	- Current) Professor of Economics, Kyonggi University - Dean of Academic Affairs, Kyonggi University	Non-standing Directors Nomination Committee	None	None	2 years

D.	Appointment of candidates for the members of the Audit Committee

Name (Date of Birth)	Experience	Nominated by	Relationship with Majority Shareholder	Transactions with Company within the past three years	Term

Yong-Man Rhee (Aug. 29, 1333)	- Current) Non-Standing Director, Woori Finance Holdings - Minister, Ministry of Finance	Audit Committee Nomination Committee	None	None	1 year

Doo-Hee Lee (Jun. 12, 1957)	- Current) Professor of College of Business Administration, Korea University - President, Korea Advertising Society	Audit Committee Nomination Committee	None	None	1 year

Hun Lee (Dec. 8, 1961)	- Current) Co-Head, The Lawyers for Citizens - Attorney, Barun Law	Audit Committee Nomination Committee	None	None	1 year

Young-Soo Park (Feb. 15, 1952)	- Current) Representative Attorney, Law Firm SanHo - Chief Prosecutor, Seoul High Prosecutors’ Office	Audit Committee Nomination Committee	None	None	2 years

E.	Approval of directors’ compensation limit

Item	2012	2013
Compensation Limit	4 billion won	4 billion won

Appendix A. Financial Statements for FY2012

WOORI FINANCE HOLDINGS CO., LTD.

SEPARATE STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2012 AND DECEMBER 31, 2011

	December 31, 2012	December 31, 2011
	(Korean Won in millions)
ASSETS
Cash and cash equivalents	236,400	33,538
Loans and receivables	209,199	239,215
Investments in subsidiaries and associates	17,976,325	17,825,203
Fixed assets	389	515
Intangible assets	33	29
Current tax assets	20,844	—
Deferred tax assets	2,444	2,158
Other assets	970	2,347

Total assets	18,446,604	18,103,005

LIABILITIES
Debentures	3,654,276	3,653,968
Retirement benefit obligation	137	—
Current tax liability	165,588	201,361
Other financial liabilities	53,448	31,796
Other liabilities	1,479	1,659

Total liabilities	3,874,928	3,888,784

EQUITY
Common stock	4,030,077	4,030,077
Hybrid securities	498,407	309,010
Capital surplus	109,026	109,026
Other equity	(14)	(14)
Retained earnings	9,934,180	9,766,122

Total equity	14,571,676	14,214,221

Total liabilities and equity	18,446,604	18,103,005

WOORI FINANCE HOLDINGS CO., LTD.

SEPARATE STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

	2012	2011
	(Korean Won in millions, except for earning per share data)
NET INTEREST INCOME (EXPENSE)
Interest income	11,757	8,028
Interest expense	(184,136)	(222,337)

	(172,379)	(214,309)

NET FEE INCOME
Fee income	62,582	65,698
Fee expense	(3,142)	(7,846)

	59,440	57,852

DIVIDEND INCOME	562,272	516,008
REVERSAL OF IMPAIRMENT LOSS ON CREDIT LOSS	(1)	1
ADMINISTRATIVE EXPENSES	(51,352)	(49,792)

OPERATING INCOME (LOSS)	397,980	309,760

NON-OPERATING INCOME (LOSS)	(1,368)	(6,310)
INCOME BEFORE INCOME TAX	396,612	303,450
INCOME TAX EXPENSE (INCOME)	(286)	(1,030)

NET INCOME	396,898	304,480

OTHER COMPREHENSIVE INCOME, NET OF TAX	—	—

COMPREHENSIVE NET INCOME	396,898	304,480

EARNING PER SHARE
Basic and diluted earnings per share	459	375

WOORI FINANCE HOLDINGS CO., LTD.

SEPARATE STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

	Common stock	Hybrid securities	Capital surplus	Other equity	Retained earnings	Total
	(Korean Won in millions)
January 1, 2011	4,030,077	—	109,025	(18)	9,665,087	13,804,171
Dividends	—	—	—	—	(201,503)	(201,503)
Dividends of hybrid securities	—	—	—	—	(1,942)	(1,942)
Net income	—	—	—	—	304,480	304,480
Issue of hybrid securities	—	309,010	—	—	—	309,010
Disposal of treasury stock	—	—	1	4	—	5

December 31, 2011	4,030,077	309,010	109,026	(14)	9,766,122	14,214,221

January 1, 2012	4,030,077	309,010	109,026	(14)	9,766,122	14,214,221
Dividends	—	—	—	—	(201,503)	(201,503)
Dividends of hybrid securities	—	—	—	—	(27,337)	(27,337)
Net income	—	—	—	—	396,898	396,898
Issue of hybrid securities	—	189,397	—	—	—	189,397

December 31, 2012	4,030,077	498,407	109,026	(14)	9,934,180	14,571,676

WOORI FINANCE HOLDINGS CO., LTD.

SEPARATE STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

	Years ended December 31
	2012	2011
	(Korean Won in millions)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	396,898	304,480
Adjustment to net income:	(387,950)	(300,168)
Income tax expense (income)	(286)	(1,030)
Interest income	(11,757)	(8,028)
Interest expense	184,136	222,337
Dividend income	(562,272)	(516,008)
Reversal of impairment loss on credit loss	1	(1)
Depreciation	179	294
Amortization	6	5
Retirement benefit	2,043	2,263
Changes in operating assets and liabilities:	197,158	121,756
Decrease in loans and receivables	198,113	119,481
Decrease in other assets	1,364	1,037
Decrease in retirement benefit obligation	(1,893)	(2,276)
Increase (decrease) in other financial liabilities	(245)	2,620
Increase (decrease) in other liabilities	(181)	894
Income tax paid	(201,361)	(124,078)
Interest income received	9,739	7,068
Interest expense paid	(181,630)	(218,475)
Dividend income received	562,272	516,008

Net cash provided by operating activities	395,126	306,591

CASH FLOWS FROM INVESTING ACTIVITIES:
Decrease in investments in subsidiaries and associates	3,107	—
Increase in investments in subsidiaries and associates	(154,229)	(441,970)
Acquisition of fixed assets	(54)	(216)
Acquisition of intangible assets	(10)	—

Net cash (used in) investing activities	(151,186)	(442,186)

CASH FLOWS FROM FINANCING ACTIVITIES:
Issue of debentures	767,657	1,186,280
Increase in borrowings	35,000	10,000
Issue of hybrid securities	189,397	309,010
Redemption of debentures	(770,000)	(1,190,000)
Redemption of borrowings	(35,000)	(10,000)
Dividends paid for hybrid securities	(26,629)	—
Payment of dividends	(201,503)	(201,503)

Net cash (used in) financing activities	(41,078)	103,787

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	202,862	(31,808)
CASH AND CASH EQUIVALENTS, BEGINNING OF THE PERIOD	33,538	65,346

CASH AND CASH EQUIVALENTS, END OF THE PERIOD	236,400	33,538

WOORI FINANCE HOLDINGS CO., LTD.

SEPARATE STATEMENTS OF APPROPRIATION of RETAINED EARNINGS

Date of Appropriation for 2012: March 22, 2013

Date of Appropriation for 2011: March 30, 2012

(Korean Won in millions)

	Year ended December 31
	2012	2011
RETAINED EARNINGS BEFORE APPROPRIATIONS:
Unappropriated retained earnings (Undisposed deficit) carried over from prior years	762	202,183
Interest of hybrid equity securities	(27,337)	(1,942)
Net income	396,898	304,480

	370,323	504,721

APPROPRIATIONS:
Legal reserve	39,690	30,448
Reserves for bad debts	850	8
Cash dividends	201,503	201,503
Voluntary reserve	128,000	272,000

	370,043	503,959

UNAPPROPRIATED RETAINED EARNINGS TO BE CARRIED FORWARD TO SUBSEQUENT YEARS	280	762

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2012, DECEMBER 31, 2011

	December 31, 2012	December 31, 2011
	(Korean Won in millions)
ASSETS
Cash and cash equivalents	5,777,804	6,417,123
Financial assets at fair value through profit or loss	26,147,141	25,600,231
Available-for-sale financial assets	18,869,900	19,671,924
Held-to-maturity financial assets	18,684,801	20,036,128
Loans and receivables	250,105,729	235,159,956
Investments in jointly controlled entities and associates	1,037,930	928,233
Investment properties	491,685	498,999
Premises and equipment	3,185,543	3,134,472
Intangible assets and goodwill	433,407	447,891
Current tax assets	37,792	56,570
Deferred tax assets	155,086	79,980
Derivative assets	281,069	326,840
Assets held for sale	83,347	56,243
Other assets	414,699	377,059

Total assets	325,705,933	312,791,649

LIABILITIES
Financial liabilities at fair value through profit or loss	10,985,765	9,621,546
Deposits due to customers	202,919,613	195,930,482
Borrowings	33,478,685	34,666,709
Debentures	27,959,969	29,265,833
Provisions	863,658	892,308
Retirement benefit obligation	166,296	119,704
Current tax liabilities	178,793	274,257
Deferred tax liabilities	124,946	260,431
Derivative liabilities	38,000	33,493
Other financial liabilities	25,479,827	19,083,709
Other liabilities	507,668	569,783

Total liabilities	302,703,220	290,718,255

EQUITY
Owners’ equity:	18,705,697	17,523,998
Capital stock	4,030,077	4,030,077
Hybrid securities	498,407	309,010
Capital surplus	174,044	175,768
Other equity	185,950	586,421
Retained earnings	13,777,122	12,422,722
Non-controlling interests	4,337,113	4,549,396

Total equity	23,002,713	22,073,394

Total liabilities and equity	325,705,933	312,791,649

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

	2012	2011
	(Korean Won in millions, except per share data)
Net interest income	7,267,103	7,264,395
Interest income	15,019,982	15,044,846
Interest expense	(7,752,879)	(7,780,451)

Net fees and commissions income	1,003,490	1,195,492
Fees and commissions income	1,667,166	1,774,434
Fees and commissions expense	(663,676)	(578,942)

Dividends	163,125	203,005
Gain on financial instruments at fair value through profit or loss	(293,469)	119,403
Gain on available-for-sale financial assets	566,161	1,072,877
Gain on held-to-maturity financial assets	10	82
Impairment losses on credit loss	(2,121,102)	(2,268,927)
Other net operating expenses	(4,356,747)	(4,500,619)
Operating income	2,228,571	3,085,708
Non-operating income	62,693	91,665
Share of profits of jointly controlled entities and associates	68,667	16,700
Other non-operating income (loss)	(5,974)	74,965

Net income before income tax expense	2,291,264	3,177,373
Income tax expense	(493,389)	(744,093)
Net income	1,797,875	2,433,280

Other comprehensive income (loss), net of tax	(387,788)	(385,374)
Loss on available-for-sale financial assets	(350,226)	(374,877)
Share of other comprehensive loss of jointly controlled entities and associates	56,856	(37,602)
Gain (loss) on overseas business translation	(107,509)	24,591
Gain on valuation of cashflow hedge	13,091	2,514

Total Comprehensive Income	1,410,087	2,047,906
Attribution of net income	1,797,875	2,433,280
Net income attributable to owners	1,583,580	2,136,828
Net income attributable to non-controlling interests	214,295	296,452

Attribution of comprehensive income	1,410,087	2,047,906
Comprehensive income attributable to owners	1,177,633	1,729,658
Comprehensive income attributable to non-controlling interests	232,454	318,248

Basic and diluted earnings per share	1,931	2,649

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

	Capital stock	Hybrid securities	Capital surplus	Other equity	Retained earnings	Controlling interests	Non-controlling interests	Total equity
	(Korean Won in millions)
January 1, 2011	4,030,077	—	180,105	1,002,019	10,489,339	15,701,540	4,563,214	20,264,754
Net income	—	—	—	—	2,136,828	2,136,828	296,452	2,433,280
Dividends	—	—	—	—	(201,503)	(201,503)	(36,687)	(238,190)
Paid in capital stock	—	—	(4,632)	—	—	(4,632)	355,418	350,786
Changes in investment in consolidated subsidiaries	—	—	295	—	—	295	(217)	78
Variation of available-for-sale financial assets	—	—	—	(403,737)	—	(403,737)	28,860	(374,877)
Changes in equity of jointly controlled entities and associates	—	—	—	(20,030)	—	(20,030)	(17,572)	(37,602)
Foreign currency translation	—	—	—	13,449	—	13,449	11,142	24,591
Cash flow hedge	—	—	—	3,149	—	3,149	(635)	2,514
Changes in other equity	—	—	—	(8,428)	—	(8,428)	(16,340)	(24,768)
Changes in equity of non-controlling interests	—	—	—	—	—	—	22,292	22,292
Dividends to hybrid securities	—	—	—	—	(1,942)	(1,942)	(156,532)	(158,474)
Issue of hybrid securities	—	309,010	—	—	—	309,010	—	309,010
Repayment of hybrid securities	—	—	—	(1)	—	(1)	(499,999)	(500,000)

December 31, 2011	4,030,077	309,010	175,768	586,421	12,422,722	17,523,998	4,549,396	22,073,394

January 1, 2012	4,030,077	309,010	175,768	586,421	12,422,722	17,523,998	4,549,396	22,073,394
Net income	—	—	—	—	1,583,580	1,583,580	214,295	1,797,875
Dividends	—	—	—	—	(201,503)	(201,503)	(40,842)	(242,345)
Changes in investment in consolidated subsidiaries	—	—	(1,724)	—	—	(1,724)	(220)	(1,944)
Variation of available-for-sale financial assets	—	—	—	(335,688)	—	(335,688)	(14,538)	(350,226)
Changes in equity of jointly controlled entities and associates	—	—	—	7,188	—	7,188	49,667	56,855
Foreign currency translation	—	—	—	(81,805)	—	(81,805)	(25,704)	(107,509)
Cash flow hedge	—	—	—	4,357	—	4,357	8,734	13,091
Changes in other equity	—	—	—	5,136	—	5,136	3,102	8,238
Depreciation of subsidiaries’ stock discount	—	—	—	341	(341)	—	—	—
Changes in equity of non-controlling interests	—	—	—	—	—	—	(271,770)	(271,770)
Dividends to hybrid securities	—	—	—	—	(27,336)	(27,336)	(135,007)	(162,343)
Issue of hybrid securities	—	189,397	—	—	—	189,397	—	189,397

December 31, 2012	4,030,077	498,407	174,044	185,950	13,777,122	18,665,600	4,337,113	23,002,713

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

	2012	2011
	(Korean Won in millions)
Cash flows from operating activities:
Net income	1,797,875	2,433,280
Adjustments:
Income tax expense	493,389	744,093
Interest income	(15,019,982)	(15,044,846)
Interest expense	7,752,879	7,780,451
Dividend income	(163,125)	(203,005)
Impairment loss on credit loss	2,121,102	2,268,927
Loss on valuation of financial instruments at fair value through profit or loss	176,907	—
Loss on valuation of investments in jointly controlled entities and associates	5,349	39,738
Loss on foreign exchange translation	44,539	35,226
Loss on transaction of derivatives	24,461	5,641
Loss on valuation of derivatives	32,006	8,378
Loss on fair value hedged items	38,879	195,837
Provisions	81,385	59,260
Retirement benefits	207,249	153,167
Depreciation and amortization	291,033	273,607
Loss on disposal of investments in jointly controlled entities and associates	19,807	40
Loss on disposal of premises and equipment and other assets	3,335	6,247
Impairment loss of premises and equipment and other assets	17,731	18,875
Gain on valuation of financial instruments at fair value through profit or loss	—	(224,550)
Gain on disposal of available-for-sale financial assets	(566,161)	(1,072,877)
Gain on disposal of held-to-maturity financial assets	(10)	(82)
Gain on valuation of investments in jointly controlled entities and associates	(74,016)	(56,438)
Gain on foreign exchange translation	(26,059)	(46,882)
Gain on transaction of derivatives	(4,496)	(233)
Gain on valuation of derivatives	(40,072)	(187,038)
Gain on fair value hedged items	(43,725)	(3,876)
Reversal of provisions	(25,069)	(8,350)
Gain on disposal of investments in jointly controlled entities and associates	(28,627)	(61,071)
Gain on disposal of premises and equipment and other assets	(4,669)	(74,140)
Reversal of impairment loss of premises and equipment and other assets	(3,700)	(791)
Changes in operating assets and liabilities:
Decrease (increase) in financial instruments at fair value through profit or loss	640,404	(2,408,645)
Increase in loans and receivables	(16,796,956)	(17,933,322)
Increase in other assets	(55,488)	(2,529,458)
Increase in deposits due to customers	6,529,154	10,455,304

(Continued)

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

	Korean Won
	2012	2011
	(in millions)
Increase (decrease) in provisions for guarantee and loan commitment	(79,095)	12,921
Decrease in retirement benefit obligation	(160,658)	(142,289)
Increase in other financial liabilities	6,035,108	6,829,024
Increase (decrease) in other liabilities	(17,603)	174,424
Cash received (paid) from operating activities:
Interest revenue received	14,986,770	14,948,932
Interest expense paid	(7,781,131)	(7,170,272)
Dividend received	156,463	203,005
Income tax paid	(666,170)	(549,333)

Net cash provided by (used in) operating activities	(100,987)	(1,071,121)

Cash flows from investing activities:
Disposal of available-for-sale financial assets	25,991,898	11,319,306
Repayment of held-to-maturity financial assets	11,264,656	6,595,952
Disposal of investments in jointly controlled entities and associates	140,871	167,701
Disposal of investment properties	—	130,501
Disposal of premises and equipment	15,545	31,962
Disposal of intangible asset	3,199	3,270
Disposal of assets held for sale	15,860	109,168
Acquisition of available-for-sale financial assets	(24,796,958)	(8,360,550)
Acquisition of held-to-maturity financial assets	(9,913,276)	(6,826,232)
Acquisition of investment in jointly controlled entities and associates	(97,819)	(311,805)
Acquisition of investment properties	(2,724)	(1,356)
Acquisition of premises and equipment	(252,470)	(232,456)
Acquisition of intangible assets	(72,598)	(211,778)

Net cash provided by investing activities	2,296,184	2,413,683

Cash flows from financing activities:
Net increase in borrowings	—	401,121
Issue of debentures	8,922,872	6,942,404
Issue of hybrid securities	189,397	309,010
Increase in hedging derivatives	43,965	10,113
Net increase in non-controlling interests	—	189,728
Net decrease in borrowings	(1,188,024)	—
Repayment of debentures	(10,234,926)	(6,975,522)
Dividends paid	(201,503)	(201,503)
Dividends of hybrid securities paid	(26,629)	—
Repayment of hybrid securities of subsidiaries	—	(500,000)
Net decrease in non-controlling interests	(168,448)	—

Net cash provided by (used in) financing activities	(2,663,296)	175,351
Net increase (decrease) in cash and cash equivalents	(468,099)	1,517,913

Cash and cash equivalents, beginning of the year	6,417,123	4,871,109
Effects of exchange rate changes on cash and cash equivalents	(171,220)	28,101

Cash and cash equivalents, end of the year	5,777,804	6,417,123

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Finance Holdings Co., Ltd.
(Registrant)

Date: February 27, 2013	By: /s/ Woo Seok Seong
(Signature)
Name: Woo Seok Seong
Title: Managing Director